

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2020

Zeynep Hakimoglu
Chief Executive Officer
Clearone Inc.
5225 Wiley Post Way
Suite 500
Salt Lake City, Utah 84116

      Re: Clearone Inc.
           Registration Statement on Form S-1
           Filed October 15, 2020
           File No. 333-249506

Dear Mr. Hakimoglu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing